UNITED STATES

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM N-17f-1

Certificate of Accounting of Securities and Similar

Investments of a Management Investment Company

in the Custody of Members of

National Securities Exchanges

Pursuant to Rule 17f-1 [17 CFR 270.17f-1]

OMB APPROVAL OMB Number: 3235-0359 Expires: March 31, 2018 Estimated average burden hours per response 1.5

OMB APPROVAL

1. Investment Company Act File Number: 811-22549				Date examination completed: September 23, 2016
2. State identification Number:
AL 43633	AK	AZ 62392, 67009	AR 60026976	CA	CO IC2012-47398
CT 1067480	DE 68401	DC 60053868, 60053867	FL	GA SCMF049250	HI
ID 68502	IL 60024761	IN	IA I-83343, I84512	KS 2012S000478	KY 60022927
LA 158358	ME 10044422, 10044427	MD SM20112526, SM20130270	MA	MI 964732, 969340	MN
MS 60058038, 60062995	MO R2011-2, 306	MT 92438, 90296	NE 83061, 86842	NV	NH MF13-0081524
NJ MF-10251	NM 39656, 43557	NY S32-99-86	NC 48186	ND BX764, BX763	OH 85724
OK IC 2205916, IC 2211990	OR 2011-1753	PA 2011-08-008MF	RI	SC MF19162	SD 53223, 57923
TN RM14-2998, RM13-2671	TX C 98154, C 103039	UT 007-2182-67	VT 7/31/14/16, 7/31/14/15	VA 175795	WA 60059203, 60063663
WV 73804	WI 00621270	WY 26878	PUERTO RICO S-47003-1, S-47003
Other (specify):
3. Exact name of investment company as specified in registration statement: Hundredfold Select Alternative Fund, a series of Northern Lights Fund Trust II
4. Address of principal executive office (number, street, city, state, zip code): 17605 Wright Street, Suite 2, Omaha, NE 68130

INSTRUCTIONS

This Form must be completed by investment companies that place or maintain securities or similar investments in the custody of a company that is a member of a national securities exchange.

Investment Company

1. All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-1 under the Act and applicable state law, examines securities and similar investments in the custody of a company that is a member of a national securities exchange.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-1 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC 2205 (11-03)

SEC’s Collection of Information

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. Filing of Form N-17f-1 is mandatory for an investment company that maintains securities or similar investments in the custody of a member of a National Securities Exchange. Rule 17f-1 under section 17(f) of the Investment Company Act of 1940 requires the investment company to retain an independent public accountant to verify the company’s securities and similar investments by actual examination three times during each fiscal year. The accountant must prepare a certificate stating that the examination has occurred and describing the examination, and must transmit the certificate to the Commission with Form N-17f-1 as a cover sheet. The Commission uses the Form to ensure that the certificate is properly attributed to the investment company. The Commission estimates that the burden of completing Form N-17f-1 is approximately 0.16 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing the burden of the Form. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44

U.S.C. § 3507. Responses to this collection of information will not be kept confidential.

2

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN

PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

September 23, 2016

We, as members of management of Hundredfold Select Alternative Fund (the “Fund”), a series of Northern Lights Fund Trust II, are responsible for complying with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1, “Custody of Securities with Members of National Securities Exchanges,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund’s compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 as of May 31, 2016, and from February 29, 2016, through May 31, 2016.

Based on this evaluation, we assert that the Fund is in compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 for the Investment Company Act of 1940 as of May 31, 2016, and from February 29, 2016, through May 31, 2016, with respect to securities reflected in the investment account of the Fund.

Northern Lights Fund Trust II

/s/ Kevin Wolf

Kevin Wolf, President

/s/ Erik Naviloff

Erik Naviloff, Treasurer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees of

Northern Lights Fund Trust II

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that Hundredfold Select Alternative Fund (the “Fund”), a series of Northern Lights Fund Trust II, complied with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 under the Investment Company Act of 1940 as of May 31, 2016. Management is responsible for the Fund’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Fund’s compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of May 31, 2016, and with respect to agreement of security purchases and sales, for the period from February 29, 2016 (the date of our last examination), through May 31, 2016, without prior notice to management:

  Confirmation of all securities held by institutions in book entry form at U.S. Bank, N.A. (the “Custodian”) and National Financial Services, LLC (“NFS”).

  Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, or transfer agents.

  Reconciliation of all such securities to the books and records of the Fund, the Custodian and NFS.

  Agreement of five security purchases and two security sales or maturities since our last report from the books and records of the Fund to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund’s compliance with specified requirements.

In our opinion, management’s assertion that the Fund complied with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 of the Investment Company Act of 1940 as of May 31, 2016, with respect to securities reflected in the investment account of the Fund are fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Northern Lights Fund Trust II and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

COHEN & COMPANY, LTD.

Cleveland, Ohio

September 23, 2016